UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013 (Report No. 1)

Commission File Number: 0-29452

RADCOM LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THE PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-07964, 333-13244, 333-13246, 333-13248, 333-13250, 333-13252, 333-13254, 333-14236, 333-111931, 333-123981), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: RADCOM REPORTS GOOD PROGRESS FOR 2nd STRAIGHT QUARTER: 9% RISE IN REVENUES, 71% REDUCTION IN NET LOSS & $327K POSITIVE CASH FLOW.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: April 24th, 2013	By:	/s/ Gilad Yehudai
Gilad Yehudai
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	RADCOM REPORTS GOOD PROGRESS FOR 2nd STRAIGHT QUARTER: 9% RISE IN REVENUES, 71% REDUCTION IN NET LOSS & $327K POSITIVE CASH FLOW